EXHIBIT 99.1

ANNUAL INFORMATION FORM

 FOR THE FISCAL YEAR ENDED JANUARY 31, 2017

of

POLYMET MINING CORP.
(the “Company” or “PolyMet”)

April 20, 2017

Suite 5700 – 100 King Street West,
Toronto, Ontario
M5X 1C7

Tel: 416-915-4149
Fax: 416-915-4189
Website:  www.polymetmining.com

1.	Introductory Notes

In this Annual Information Form (“AIF”) “PolyMet” or the “Company” refers to PolyMet Mining Corp. and its subsidiaries (unless the context otherwise dictates).  All information contained herein is as of April 20, 2017 unless otherwise indicated, other than certain financial information which is as of January 31, 2017, being the date of the Company’s most recently audited fiscal year end.  All dollar amounts in this AIF are expressed in United States (“U.S.”) dollars, the functional and reporting currency of the Company, unless otherwise indicated.

Additional information related to the Company is available for view on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and EDGAR at www.sedar.com and at www.sec.gov, respectively, and at the Company’s website www.polymetmining.com.

Cautionary Statement Regarding Forward-Looking Statements

This AIF contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and forward-looking information within the meaning of applicable Canadian securities laws (together, “forward-looking statements”).  These statements appear in a number of different places in this AIF and can frequently, but not always, be identified by words such as "expects", “anticipates”, "believes", "intends", "estimates", “potential”, “possible”, "projects", "plans", and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, or “should” occur or be achieved or their negatives or other comparable words.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Forward-looking statements include statements regarding the outlook for future operations, plans and timing for exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact.  Actual results may differ materially from those in the forward-looking statements due to risks facing the Company or due to actual facts differing from the assumptions underlying the predictions.

The forward-looking statements contained in this AIF are based on assumptions, which include, but are not limited to:
•	Obtaining permits on a timely basis;
•	Raising the funds necessary to develop the NorthMet Project and continue operations;
•	Execution of prospective business plans; and
•	Complying with applicable governmental regulations and standards.

Such forward-looking statements are subject to risks, uncertainties and other factors, including those listed or incorporated by reference under “Risk Factors” in Item 5.  These risks, uncertainties and other factors include, but are not limited to:
•	Changes in general economic and business conditions, including changes in interest rates and exchange rates;
•	Changes in the resource market including prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
•	Natural phenomena;
•	Actions by governments and authorities including changes in government regulation;
•	Uncertainties associated with legal proceedings; and
•	Other factors, many of which are beyond the Company’s control.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Company's views on any subsequent date. While the Company anticipates that subsequent events may cause its views to change, the Company specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates
This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in the United States Securities and Exchange Commission’s (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization cannot be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted at the time the reserve determination is made. As applied under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into SEC Industry Guide 7 reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained metal” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.
Accordingly, information concerning mineral deposits contained in this AIF may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.
Qualified Person Under NI 43-101
Except where specifically indicated otherwise, the disclosure in this AIF of scientific and technical information regarding PolyMet’s mineral properties has been reviewed and approved by the following persons who are Qualified Persons as defined by NI 43-101:
•	Pierre Desautels, P. Geo., of AGP Mining Consultants Inc., of Barrie, ON;
•	Gordon Zurowski, P. Eng., of AGP Mining Consultants Inc., of Barrie, ON;
•	Karl Everett, P. E., of Foth Infrastructure & Environment LLC, of Duluth, MN;
•	David Dreisinger, Ph.D., P Eng., of Dreisinger Consulting Inc., of Delta, BC; and
•	William Murray, P. Eng., of Optimum Project Services Ltd., of Richmond, BC.

2.	Corporate Structure

PolyMet Mining Corp. was incorporated under the Business Corporations Act (British Columbia) on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998.  Through its 100%-owned subsidiary, Poly Met Mining, Inc. (“PolyMet US” and, together with PolyMet Mining Corp., “PolyMet” or the “Company”) the Company is engaged in the exploration and development of natural resource properties.  PolyMet US was incorporated in Minnesota, United States on February 16, 1989.

The Company’s corporate office is located at 100 King Street West, Suite 5700, Toronto, ON M5X 1C7, Canada.  The principal executive office is located at 444 Cedar Street, Suite 2060, St. Paul, MN  55101, USA.  The registered and records office is located at 2500 – 700 West Georgia Street, Vancouver, B.C. V7Y 1B3, Canada.  The operational headquarters are located at 6500 County Road 666, Hoyt Lakes, MN 55750-0475, USA.

3.	General Development of the Business

Significant History of the Company

PolyMet’s primary mineral property and principal focus is the commercial development of its NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, United States of America, which hosts copper, nickel, cobalt and platinum group metal mineralization.

The NorthMet ore body is at the western end of a series of known copper-nickel-precious metals deposits in the Duluth Complex.  Completion of the Definitive Feasibility Study (“DFS”) in 2006 established proven and probable reserves, positioning NorthMet as the most advanced of the four advanced projects in the Duluth Complex: namely, from west to east, NorthMet, Mesaba, Serpentine, and Maturi.

PolyMet acquired the Erie Plant, associated infrastructure, and approximately 12,400 acres (19.4 square miles) of surface rights from Cliffs Erie LLC, a subsidiary of Cliffs Natural Resources Inc. (together “Cliffs”).  The plant is located about six miles west of the NorthMet ore body and comprises a 100,000 ton-per-day crushing and milling facility, a railroad and railroad access rights connecting the Erie Plant to the NorthMet ore body, tailings storage facilities, 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site, and approximately 6,000 acres of land to the east and west of the existing tailings storage facilities.

In 2008, PolyMet and Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”), entered into a strategic partnership in which Glencore will market PolyMet’s products, provides technical and commercial support, and now owns 29.1% of PolyMet’s issued shares, holds $25 million initial principal senior secured convertible debentures, and holds $55 million initial principal senior secured non-convertible debentures.

In November 2015, the Minnesota Department of Natural Resources (“MDNR”), the U.S. Army Corps of Engineers (“USACE”), and the United States Forrest Service (“USFS”) published the NorthMet Final Environmental Impact Statement (“EIS”) as required under the Minnesota Environmental Policy Act (“MEPA”) and the National Environmental Policy Act (“NEPA”).  The U.S. Environmental Protection Agency (“EPA”) was a Cooperating Agency in preparation of the EIS.  As part of the decade-long MEPA and NEPA process there were several extensive periods for public review and comment prior to publication of the Final EIS.  The EIS included a proposed land exchange between the USFS and the Company.

Since March 2016, when the MDNR issued its decision that the Final EIS met the requirements under MEPA, PolyMet has submitted the permit applications required to construct and operate the NorthMet Project.  The state is focused on reviewing those applications and preparing draft permits.

On January 9, 2017, the USFS issued its Final Record of Decision authorizing the land exchange.

Three Year History

The Company’s focus has been on completion of the environmental review by state and federal agencies, preparation and submission of permit applications, and supporting the agencies in their review of those permit application leading to their preparation of draft permits for public review.

Major highlights include:

•	March 2014 – EPA review of the supplemental draft EIS ("SDEIS"), including an EC-2 rating which is the highest rating for a proposed mining project, so far as the Company is aware;
•	February 2015 – $30 million senior secured non-convertible loan facility from Glencore;
•	November 2015 – publication of the Final EIS and USFS Draft Record of Decision ("ROD") on the proposed land exchange;
•	January 2016 – additional $11 million senior secured non-convertible loan facility from Glencore;
•
March 2016 – Minnesota determined that the Final EIS addresses the objectives defined in the EIS scoping review, meets procedural requirements and responds appropriately to public comments.  The 30-day period allowed by law to challenge the state's decision passed without any legal challenge being filed.  The Final EIS demonstrates that the NorthMet Project can be constructed and operated in compliance with environmental and human health standards;

•	June 2016 – additional $14 million senior secured non-convertible loan facility from Glencore;
•
July 2016 – the Company submitted applications for water-related permits required to construct and operate NorthMet.  The Eastern Region Regional Office of the USFS issued its response to comments on the Draft ROD for the land exchange and instructed the Superior National Forest to proceed with completing the Final ROD.  The Company also repaid the $4.0 million initial principal loan from the Iron Range Resources and Rehabilitation Board ("IRRRB");

•
August 2016 – the Company renewed its request for Water Quality Certification under Section 401 of the Clean Water Act and submitted the air quality permit application required to construct and operate NorthMet;

•
October 2016 – the Company closed the initial tranche of a private placement of 25,963,167 units for gross proceeds of $19.472 million and a second tranche of a private placement of 14,111,251 units for gross proceeds of $10.583 million pursuant to Glencore's right to maintain its pro rata ownership;

•	November 2016 – the Company submitted the permit to mine application required to construct and operate NorthMet;
•
December 2016 – the Company received AEMA's Environmental Excellence Award for its responsible development of the NorthMet Project.  The Memorandum of Agreement of the Section 106 Consultation under the National Historic Preservation Act was signed by the statutory parties; and

•	January 2017 – the USFS issued its Final ROD authorizing the land exchange.

4.	Description of the Business

The Company’s primary mineral property is the NorthMet Project, which comprises the NorthMet copper-nickel-precious metals ore body and the nearby Erie Plant facilities and associated infrastructure.

As at January 31, 2017 PolyMet had 21 full-time employees, with 1 located in its Toronto office, 12 located in its Hoyt Lakes office, and 8 located in its St. Paul office.  None of the Company’s employees is covered by a collective bargaining agreement.  The Company believes that its relations with employees are good.

Asset Acquisitions
In November 2005, the Company acquired the Erie Plant, which is located approximately six miles west of PolyMet’s NorthMet deposit.   The plant was managed by Cliffs for many years and was acquired by Cliffs from LTV Steel Mining Company (“LTV”) after LTV’s bankruptcy, at which time the plant was shut down with a view to a potential restart.  The facility includes crushing and milling equipment, comprehensive spare parts, plant site buildings, real estate, tailings storage facilities and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water, and power.

PolyMet plans to refurbish, reactivate and, as appropriate, rebuild the crushing, concentrating and tailings storage facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals.  Once it has established commercial operations, the Company may install an autoclave to upgrade the nickel concentrates to produce a nickel-cobalt hydroxide and a precious metals precipitate.  The autoclave circuit has been included as an option in the Final EIS.

In December 2006, the Company acquired from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant.  The transaction also included 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities.

PolyMet indemnified Cliffs for reclamation and remediation associated with the property under both transactions.  In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) regarding short-term and long-term environmental mitigation.  Field study activities were completed in 2010 and 2011 and short-term mitigations approved by the MPCA were initiated in 2011.  In April 2012, long-term mitigation plans were submitted to the MPCA and, in October 2012, the MPCA approved plans for pilot tests of various treatment options to determine the best course of action.

Feasibility Study, Mineral Resources and Mineral Reserves
With publication of the DFS in September 2006, summarized in a NI 43-101 Technical Report, PolyMet established proven and probable mineral reserves estimated at 181.7 million short tons grading 0.31% copper, 0.09% nickel, 0.01% cobalt, 77 parts per billion (“ppb”) platinum, 279 ppb palladium, and 39 ppb gold.

In September 2007, PolyMet reported an expansion in these proven and probable mineral reserves to an estimated 274.7 million short tons grading 0.28% copper, 0.08% nickel, 0.01% cobalt, 75 ppb platinum, 260 ppb palladium, and 37 ppb gold.  These mineral reserves lie within measured and indicated mineral resources of an estimated 694.2 million short tons grading 0.27% copper, 0.08% nickel, 0.01% cobalt, 68 ppb platinum, 239 ppb palladium, and 35 ppb gold. The reserves are based on copper at $1.25 per pound, nickel at $5.60 per pound, cobalt at $15.25 per pound, palladium at $210 per ounce, platinum at $800 per ounce, and gold at $400 per ounce.

From 2008 to 2013, PolyMet incorporated numerous project improvements that were reflected in the draft and supplemental draft EIS’s published in 2009 and 2013, respectively.  The changes included Phase I production of separate copper and nickel concentrates with Phase II installation of an autoclave to upgrade the nickel concentrate as well as numerous modifications that will result in reduced environmental impacts including: reductions in sulfur dioxide, mercury and greenhouse gas emissions at the plant site, capture of groundwater and surface seepage with the construction of an in ground containment system to the north and west of the existing tailings basin and all contact water discharged from the NorthMet Project will be treated.  An Updated Technical Report under NI 43-101, dated January 14, 2013, describing these changes is filed on SEDAR and EDGAR.

PolyMet plans to complete a definitive cost estimate and Project update prior to commencement of construction.  The Project update will incorporate numerous process and project improvements, as well as environmental controls described in the Final EIS.  The Project update will also include detailed capital and operating costs reflecting the advanced stage of engineering and design.

Environmental Review and Permitting
PolyMet commenced the environmental review and permitting process in 2004.  In 2005, the MDNR published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the USACE as the lead federal agency for preparation of an EIS for NorthMet.

In November 2009, the Co-lead Agencies published the NorthMet draft EIS, which marked the start of a period for public review and comment including two public meetings.

In June 2010, the Co-lead Agencies announced that they intended to complete the EIS process by preparing a supplemental draft EIS incorporating a proposed land exchange with the USFS and expanding government agency cooperation. The USFS joined the USACE as a federal Co-lead Agency and in June 2011, the EPA joined as a Cooperating Agency.

In December 2013, the Co-lead Agencies published the supplemental draft EIS, which started a new period for public review and comment, including three public meetings, which ended in March 2014.  The EPA issued comments on the supplemental draft EIS including an EC-2 (“Environmental Concerns”) rating, which is the highest rating for a proposed mining project, so far as the Company is aware.  The highest rating LO (“Lack of Objections”) is typically applied to non-industrial projects such as the Upper Mississippi National Wildlife and Fish Refuge Comprehensive Conservation Plan Implementation.  The EC-2 rating is the same as received by some other notable Minnesota projects including the Central Corridor Light Rail Project in the Twin Cities and the St. Croix River Crossing which have been built or are in the process of being constructed.

On November 6, 2015, the Co-lead Agencies published the Final EIS, which incorporated responses to comments on the draft and supplemental draft EIS’s.

USFS Land Exchange
On November 17, 2015, the USFS issued its Draft ROD on the proposed land exchange which concluded that the land exchange was in the public interest and meets the desired conditions in the Superior National Forest Land and Resource Management Plan.  Publication of the Draft ROD started an objection process during which the public could comment on the Final EIS or the Draft ROD.

On January 9, 2017, after responding in writing to more than 22,500 individual objections, and supported by a Memorandum of Agreement under Section 106 of the National Historic Preservation Act, the USFS issued its Final ROD authorizing the land exchange.

The Final ROD cites several benefits of the land exchange, including:
•	A 505-acre net increase of wetlands to the federal estate;
•	A net increase of 94 acres with public water frontage available for public and tribal use;
•	A 40-acre net gain in USFS lands;
•	Improved management effectiveness by exchanging lands that have no public overland access with lands that do have access;
•	Reduction of 33 miles in property boundaries to be managed by the USFS;
•	Federal cost savings from the elimination of two easements and their associated administrative costs; and
•	Conveyance of federal lands already adjacent to intensively developed private lands for other inholdings in the Superior National Forest.

The Final ROD states that the land exchange would eliminate a fundamental conflict between the rights that PolyMet believes it has as a result of its control of the mineral rights and the USFS position on those rights which otherwise could result in litigation that has no certain outcome and could set a judicial precedent regarding other lands acquired in the same deed under the Weeks Act.

On January 10, 2017, the Center for Biological Diversity and Earthworks gave notice of intent to sue the USFS under the Endangered Species Act (see below.)

On January 30, 2017, WaterLegacy filed suit in the U.S. District Court, District of Minnesota claiming that the USFS had not properly appraised the land being transferred to the Company as part of the land exchange and, on February 23, 2017, WaterLegacy filed a motion for a preliminary injunction to stop the land exchange from proceeding.  PolyMet applied for and was granted intervenor-defendant status and is working with the USFS and the U.S. Department of Justice to defend the WaterLegacy challenge.

On March 10, 2017 PolyMet filed motion to dismiss the WaterLegacy suit for lack of standing. The defendants filed their responses to WaterLegacy’s preliminary injunction motion, and WaterLegacy filed its response to PolyMet’s motion to dismiss the case on March 30, 2017.  The hearing on these motions is scheduled for April 28, 2017.

On March 27, 2017, the Minnesota Center for Environmental Advocacy, the Center for Biological Diversity, and the W.J. McCabe Chapter of the Izaak Walton League of America filed suit in the U.S. District Court, District of Minnesota claiming that the USFS had not properly appraised the land being transferred to the Company as part of the land exchange.

On March 27, 2017, Save Our Sky Blue Waters, Save Lake Superior Association, and the Sierra Club North Star Chapter filed suit in the U.S. District Court, District of Minnesota claiming that the USFS had violated the Weeks Act and NEPA.

On March 28, 2017, the Center for Biological Diversity, Earthworks, and Save Our Sky Blue Waters filed suit in the U.S. District Court, District of Minnesota claiming that the 2016 NorthMet Biological Opinion violated the Endangered Species Act and the Final ROD’s reliance on the Biological Opinion was arbitrary and unlawful.

PolyMet is confident that the environmental review process, including the land exchange, was thorough, thoughtful and in compliance with the law and that the USFS properly evaluated the proposed land exchange in the Final ROD.

State Permits
On March 3, 2016, the MDNR issued its decision that the Final EIS addresses the objectives defined in the EIS scoping review, meets procedural requirements, and responds appropriately to public comments. The state’s decision also laid the foundation for decisions on permits to construct and operate the NorthMet Project.

After consultation with the MDNR and the MPCA, PolyMet submitted the various state permit applications that will be required to construct and operate the Project, with the water-related permit applications submitted on July 11, 2016, air-related permit application on August 24, 2016, and the permit to mine on November 3, 2016.

The permitting process is managed by the regulatory agencies and, therefore, timelines are not under PolyMet’s control.  Under state guidelines, decisions on draft state permits should be within 150 days of the applications being accepted, although those guidelines recognize that complex permit applications could take longer.

The key permits and approvals to be received are:

U.S.  Army Corps of Engineers
•	Section 404 Individual Permit for Impacted Wetlands

Minnesota Department of Natural Resources
•	Permit to Mine
•	Water Appropriations Permit
•	Dam Safety Permit
•	Wetland Replacement Plan

Minnesota Pollution Control Agency
•	Section 401 Certification (required before the USACE can issue its ROD and Section 404 Permit)
•	National Pollutant Discharge Elimination System (NPDES) Permit
•	State Disposal System (SDS) Permit
•	Air Emissions Permit

Goals and Objectives for the Next Twelve Months
The environmental review and permitting process is managed by the regulatory agencies and, therefore, timelines are not within PolyMet’s control.  Given these circumstances, PolyMet’s objectives include:

•	Transfer of title to the surface rights over and around the NorthMet mineral rights to PolyMet;
•	Decision by the state on 401 Water Quality Certification and USACE Final ROD and 404 wetlands permit under Clean Water Act;
•	Publication of draft state permits (Permit to Mine, air, water, dam safety and water appropriation permits) for public comment;
•	Decisions on state permit issuances;
•	Completion of definitive cost estimate and Project update following permits;
•	Completion of project implementation plan;
•	Repayment, restructuring and/or conversion of Glencore loans; and
•	Completion of construction finance plan including commitment of debt prior to the issuance of permits, subject to typical conditions precedent such as receipt of key permits.

Upon completion of the land exchange, PolyMet will own surface rights to approximately 19,050 acres or 29.8 square miles of contiguous surface rights stretching from west of the Erie Plant to east of the proposed East Pit at NorthMet.

PolyMet expects to spend approximately $30 million during the year ended January 31, 2018.  The primary focus continues to be completion of the permitting process.  Other areas of focus include engineering and updated cost estimates that will be reported in an Updated Technical Report under National Instrument 43-101, maintaining existing infrastructure and financing.

Prior to receipt of permits, the Company will seek to secure construction financing that would be available upon receipt of key permits, with construction and ramp-up to commercial production anticipated to take approximately 24 months from receipt of key permits.  The Company is in discussion with commercial banks and other financial institutions regarding construction finance.

History

The NorthMet ore body is located immediately south of the eastern end of the historic Mesabi Iron Range in northeastern Minnesota.  Mining in the Iron Range dates back to the 1880’s when high grade iron ore known as hematite was first mined commercially.  During the 1940’s and 1950’s, with reserves of hematite dwindling, the iron industry began to focus on taconite, a lower-grade iron ore.

In the 1940’s, copper and nickel were discovered nearby, following which, in the 1960’s, United States Steel Corporation (“US Steel”) drilled what is the NorthMet ore body.

In 1987, the Minnesota Natural Resources Research Institute (“NRRI”) published data suggesting the possibility of a large resource of PGMs in the base of the Duluth Complex.  In 1989, PolyMet acquired a perpetually renewable mining lease over NorthMet from US Steel and commenced an investigation into the potential for mining and recovery of copper, nickel, and PGMs.

PolyMet commissioned a pre-feasibility study on the Project that was completed in 2001.  The study found the economics of the NorthMet Project were unacceptably low owing to the capital cost of building a new plant facility combined with low metal prices prevailing at that time.

In March 2003, a new management team took over and commenced a detailed review of the Project recognizing that the Erie Plant and associated infrastructure had the potential to substantially reduce the capital cost and to simplify the permitting process.

NorthMet Project Location Map

MANITOBA
Lake of the Woods
CANADA
ONTARIO
NorthMet Property
Mesabi Iron Range
Duluth Complex
POLYMET
Vermilion Lake
Lake Superior
Grand Rapids
Duluth
MICHIGAN
Fergus Falls
Brainerd
Mille Lacs Lake
St Croix
Lake Traverse
St Cloud
Mississippi
WISCONSIN
Anoka
Minneapolis
St Paul
SOUTH DAKOTA
Minnesota River
River
LOCATION MAP
New Ulm
Northfield
Mankato
Rochester
MILES
0 25 50 75 100
Albers equal area projection
Worthington
Austin

Location / Access / Climate

The NorthMet Project covers a total of approximately 16,700 acres or 25.9 square miles comprising two areas: the NorthMet mine site totaling approximately 4,300 acres or 6.5 square miles of leased mineral rights and the Erie Plant site totaling approximately 12,400 acres or 19.4 square miles of freehold land located approximately six miles west of the mine site.  The property is located in St. Louis County in the Mesabi Iron Range mining district about 60 miles north of Duluth, Minnesota.  NorthMet is easily accessible via state and county roads.  The surfaced County Highway 666 links the plant to the town of Hoyt Lakes, itself approximately 25 miles east of Virginia, Minnesota which is located on State Highway 53.  The mine site is accessible by an all-season gravel road from the plant site and a private railroad crosses the property immediately south of the deposit and runs to the plant site.  The plant site is serviced by commercial railroad which connects into the US national and Trans-Canadian railroad systems, as well as a private railroad providing access to port facilities located on Lake Superior.  High-voltage power lines owned by Minnesota Power, with whom PolyMet has already secured a 10 year power supply contract, supply the plant site and there is ready access to industrial electric power at the mine site.

The northern Minnesota climate is continental, characterized by wide variations in temperature. The temperature in the nearby town of Babbitt averages -14ºC (7ºF) in January and 19ºC (66ºF) in July. The average annual precipitation is 28 inches with approximately 30% during the months from November to April and 70% from May through October.

Claims and ownership

(i)	NorthMet Leases

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain property in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P.  The initial term of the perpetually renewable lease was 20 years and called for total lease payments of $1.475 million.  The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the term by continuing to make $150,000 annual lease payments on each successive anniversary date.  All lease payments have been paid to January 31, 2017.  The next payment is due in January 2018.

Pursuant to an agreement effective December 1, 2008, the Company leases certain property in St. Louis County, Minnesota from LMC Minerals.  The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 for the first four years after which the minimum annual lease payment increased to $30,000.  The initial term may be extended for up to four additional five-year periods on the same terms. All lease payments have been paid to January 31, 2017. The next payment is due in November 2017.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company.  The Company’s recovery of $2.675 million in advance royalty payments to RGGS Land & Minerals Ltd., L.P. is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.  The Company’s recovery of $0.159 million in advance royalty payments to LMC Minerals is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, PolyMet holds mineral rights and the right to mine upon receiving the required permits.  PolyMet has proposed to acquire surface rights through a land exchange with the USFS authorized by the USFS on January 9, 2017.

(ii)	The Erie Plant

The Erie Plant was built by a consortium of steel companies in the mid-1950’s and processed low grade iron ore known as taconite that was transported to the facility by railroad from nearby mines.  In the mid-1980’s, the consortium was consolidated into a single owner – LTV Steel.  Pickands, Mather and Company and its successor Cliffs, operated the plant on behalf of the owners, processing approximately 100,000 tons per day of taconite ore.  The plant was shut down in 2001 after LTV Steel filed for bankruptcy protection.  Since then it has been maintained initially by Cliffs, and since November 2005, by the Company.  The plant did not operate during the 12 months ended January 31, 2017.

The plant is located approximately six miles west of the NorthMet ore body, about five miles north-northwest of the town of Hoyt Lakes, itself located about 25 miles west of Virginia, Minnesota.  The plant site covers approximately 12,400 acres, or 19.4 square miles, and is powered by electricity from local power lines. Established plant infrastructure includes a 225 MVA high voltage electrical substation, water supply, roads, tailings basins and rail facilities.  PolyMet also acquired a 120-railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, and large administrative offices on site.

Until the plant was closed in 2001, Cliffs had undertaken numerous programs to update and modernize control systems.  The plant is generally in good physical condition and was operating at or near full capacity prior to its closure.  The Company is not yet utilizing the Erie Plant but has examined the plant in detail and has restarted certain pieces of equipment and believe it to be serviceable.

By a Memorandum of Understanding in December 2003 and an option agreement in February 2004, the Company obtained the right to acquire certain property, plant, and equipment located near the NorthMet ore body from Cliffs, including the Erie Plant.  As consideration for the option, PolyMet paid $0.500 million and issued to Cliffs 1,000,000 common shares valued at $0.229 million to maintain its exclusive rights until June 30, 2006.

In November 2005 PolyMet exercised the option and agreed to pay Cliffs $1.0 million in cash, 6,200,547 million common shares valued at $7.564 million, and $2.4 million plus interest at 4% per annum in quarterly payments of $250,000 starting in March 2006.

In September 2006, PolyMet entered into an agreement through two separate contracts for deed with Cliffs whereby PolyMet would acquire additional property and associated rights (“Cliffs II”) for 2,000,000 common shares valued at $6.160 million, $1.0 million in cash and two notes each for $7.0 million.  The Company repaid the two $7 million notes plus accrued interest in December 2011.

In December 2006, the Company acquired from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant.  The transaction also included 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of and contiguous to its existing tailings storage facilities.

PolyMet indemnified Cliffs for reclamation and remediation associated with the property under both transactions. Once the NorthMet permit to mine is issued and Cliffs is released from its obligations by certain state agencies, PolyMet will be directly obligated to comply with applicable obligations.  Until NorthMet permits are issued, Cliffs remains the “Regulated Party” for such obligations.

In January 2010, Cliffs received a notice of intent to sue pursuant to Section 505 of the Clean Water Act on behalf of the Center for Biological Diversity, Save Lake Superior Association and the Indigenous Environmental Network. Pursuant to the notice, these environmental groups intended to file a lawsuit in Federal court for alleged violations by Cliffs of NPDES permits at three separate locations on the Cliffs Erie property.

In April 2010, Cliffs entered a consent decree with the MPCA under which it is obligated to proceed with both short and long-term mitigation of the alleged violations.  As the indemnifying party, PolyMet is working closely with Cliffs on fulfillment of Cliff’s obligations under the consent decree.  Field study activities were completed in 2010 and 2011 and short-term mitigations approved by the MPCA were initiated in 2011.  In April 2012, long-term mitigation plans were submitted to the MPCA and, in October 2012, the MPCA approved plans for pilot tests of various treatment options to determine the best course of action.  Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October 2012 response from the MPCA and subsequent communication amongst MPCA, Cliffs and the Company provide increasing clarification of the potential liability for the long-term mitigation included in PolyMet’s environmental rehabilitation provision.

Mineral Resources and Mineral Reserves

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms ”measured resources”, ”indicated resources”, and ”inferred resources”. The Company advises United States investors that while these terms are recognized and required by Canadian regulations (under NI-43-101), the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.
Important Notes and Assumptions Throughout.
1.  The terms Mineral Resources and Reserves as used herein conform to the definitions contained in NI 43-101.
2.  Reserves are contained within the envelope of Measured & Indicated Mineral Resource. Mineral Resources are not Reserves and do not have demonstrated economic viability.
3.  Mineral Resources and Reserves have been calculated using the following metal prices: Copper - $1.25/lb, Nickel - $5.60 per pound, Cobalt - $15.25/lb, Palladium - $210 per ounce, Platinum - $800 per ounce and Gold - $400 per ounce.
4.  Base Case economics for the purpose of the 2006 DFS and associated NI 43-101 Technical Report are the weighted average of the three-year trailing (60%) and two-year forward (40%) market prices using July 31, 2006 as a reference for the three-year trailing price and average forward prices during July 2006 for forward prices. Specifically, these prices are: Copper - $2.25/lb, Nickel - $7.80 per pound, Cobalt - $16.34/lb, Palladium - $274 per ounce, Platinum - $1,040 per ounce and Gold - $540 per ounce.
5.  The copper equivalent grade is calculated by multiplying the grade of each metal by the metal price (in the same units) used in reserve and resource modeling (see note 3) and dividing the product by the copper price.
6.  The Net Metal Value (NMV) is calculated by summing the product of the grade of each metal, the metal price (in the same units) used in reserve and resource modeling (see note 3), the expected metal recovery, and the expected payment terms.

Within the overall mineralized envelope defined by these exploration programs, the DFS defined measured and indicated mineral resources above the 500-foot elevation (approximately 1,120 feet below surface.)  The results of additional drilling through October 2007 resulted in a further increase in measured and indicated mineral resources to 694 million short tons from the 422 million short tons reported in the DFS.  The 2008 updated mineral resource estimates are based on the same cut-off grades used in the DFS – namely a Net Metal Value (“NMV”) of $7.42 per ton, reflecting mine planning at a copper price of $1.25 per pound and a nickel price of $5.60 per pound – see notes to the following table.

Details of the mineral resources are set out in the following table:

2008 Updated Mineral Resources compared with 2006 DFS Mineral Resources

	Short Tons	Copper	Nickel	Cobalt	Platinum	Palladium	Gold
	(million)	(%)	(%)	(%)	(ppb)	(ppb)	(ppb)
2008 Updated Resources
Measured (M)	202.5	0.29	0.08	0.01	71	258	36
Indicated (I)	491.7	0.26	0.08	0.01	66	231	34
Measured & Indicated (M&I)	694.2	0.27	0.08	0.01	68	239	35
Inferred	229.7	0.27	0.08	0.01	73	263	37

2006 DFS Resources
Measured (M)	133.7	0.30	0.09	0.01	67	269	35
Indicated (I)	288.4	0.27	0.08	0.01	66	231	33
Measured & Indicated (M&I)	422.1	0.28	0.08	0.01	66	243	34
Inferred	120.6	0.25	0.07	0.01	65	217	33

The increase in mineral resources reflects two changes:
•	Data from the 2007 drill program which confirmed the continuity of the main mineralized zone and the size of the Magenta Zone, which was extended down dip and to the west; and
•	Extension of the overall mineral envelope to approximately 1,620 feet below surface (0’ – elevation), compared with the prior cutoff at approximately 1,120 feet below surface (500’ – elevation).
The mineral resource estimate update was completed by Pierre Desautels of AGP Mining Consultants in Toronto working closely with PolyMet’s chief geologist, at the time, Richard Patelke.  A NI 43-101 Technical Report describing this increase is filed on EDGAR and SEDAR.
The 2006/2007 drill program also increased proven and probable mineable reserves at the NorthMet Project.  Reserves are constrained to mineable blocks associated with material contained in the measured and indicated resource blocks in the DFS for which detailed mining cost estimates, infrastructure planning, and waste rock stockpile locations were prepared as part of a larger study supporting the DFS. It should be noted that the inferred resources were not included in the DFS or in this interim reserve update.
In conjunction with this increase in reserves, the strip (waste:ore) ratio for the revised mine plan declined to 1.46:1 from 1.66:1.
Details of the mineral reserves are set out in the following table:

2008 Updated Mineral Reserves compared with 2006 DFS Mineral Reserves

	Short Tons	Copper	Nickel	Cobalt	Platinum	Palladium	Gold
	(million)	(%)	(%)	(%)	(ppb)	(ppb)	(ppb)
2008 Updated Reserves
Proven	118.1	0.30	0.09	0.008	75	275	38
Probable	156.5	0.27	0.08	0.008	75	248	37
Proven and Probable	274.7	0.28	0.08	0.008	75	260	37
Waste	401.2
Strip Ratio	1.46

2006 DFS Reserves
Proven	80.4	0.32	0.09	0.008	75	292	39
Probable	101.3	0.30	0.08	0.007	79	268	38
Proven and Probable	181.7	0.31	0.08	0.008	77	279	39
Waste	302.3
Strip Ratio	1.66

The reserve estimate update was completed by Gordon Zurowski of AGP Mining Consultants
 (formerly Wardrop) in Toronto working closely with PolyMet’s team at the time, Don Hunter and Richard Patelke. Gordon Zurowski and Don Hunter were the Qualified Persons.
While the Company believes that it has completed sufficient exploration work required for the initial phases of production, the Company plans to conduct further in-fill drilling during construction and operations.

Geology and Mineralization
The geology of northeastern Minnesota is predominantly Precambrian in age.  Approximately 1.1 billion years ago, mid-continent rifting resulted in mafic volcanism and associated intrusions along a portion of the Midcontinent Rift System, which extends from Ohio, through the Lake Superior region to Kansas.  The Midcontinent Rift consists of three parts: thick lava flows, intrusive rock and overlying sedimentary rock.  There are three major intrusive complexes: the Coldwell Complex of Ontario, the Mellen Complex along the south shore of Lake Superior and the Duluth Complex along the north shore.
The Duluth Complex hosts the NorthMet mineralization.  The Complex extends in an arcuate belt from Duluth to the northeastern tip of Minnesota.  Emplacement of the intrusion appears to have been along a system of northeast-trending normal faults that form half-grabens stepping down to the southeast.  The magma was intruded as sheet-like bodies along the contact between the Early Proterozoic sedimentary rocks of the Animikie Group and the mafic lava flows of the North Shore Volcanic Group.
The Duluth Complex is represented by the Partridge River intrusion which overlays the Biwabik Iron Formation – the Partridge River intrusion is locally sub-divided into seven troctolitic units:
•	Unit 7 and Unit 6 – texturally homogeneous plagioclase-rich troctolite, each with a persistent ultramafic base. Units 6 and 7 are each about 400 ft. thick.
•	Unit 5 – coarse grained anorthositic troctolite (300 ft.) grading down to Unit 4.
•
Unit 4 – homogeneous augite troctolite and troctolite, with a less persistent ultramafic horizon. The contact between Unit 4 and Unit 5 is difficult to establish and the two units may actually be a single unit.

•
Unit 3 – the most easily recognized unit because of its mottled appearance due to olivine oikocrysts.  It is fine grained troctolitic anorthosite to anorthositic troctolite.  Average thickness is 250 ft. but locally can be up to 500 ft.

•
Unit 2 – homogeneous troctolite with abundant ultramafic units and a generally persistent basal ultramafic.  This unit shows the most variation in thickness and may be locally absent.  Units 2 & 3 are modeled as a single package for resource estimation.

•
Unit 1 – the most heterogeneous unit, both texturally and compositionally.  Grain size is generally coarser at the top of the unit and fines downward.  The unit contains abundant inclusions of the footwall rock and is noritic towards the base.  This is the main sulfide mineral bearing unit.  Two internal ultramafic layers are generally present.  Unit 1 is probably the result of multiple pulses of magma injection.  Average thickness is about 450 ft.

The general trend of the sedimentary rocks at the base of the NorthMet deposit is striking east-northeast and dipping to the southeast at about 15-25°; the Partridge River intrusion appears to follow this general trend.
The majority of the rock at NorthMet is unaltered, with minor alteration comprising serpentine, chlorite and magnetite replacing olivine, uralite and biotite replacing pyroxene, and sausserite and sericite replacing plagioclase.  Sulfide mineralization does not appear to be directly related to the alteration.
The metals of interest at NorthMet are copper, nickel, cobalt, platinum, palladium, gold, and silver with lesser amounts of rhodium and ruthenium.  With the exception of cobalt, the metals are generally positively correlated with copper mineralization.  Unit 1 mineralization is found throughout the deposit.  A shallow dipping, near surface though less extensively mineralized zone that is copper-rich relative to sulfur is found in Units 4, 5, and 6 in the western part of the deposit.

Sulfide mineralization consists of chalcopyrite, cubanite, pyrrhotite and pentlandite with minor bornite, violarite, pyrite, sphalerite, galena, talnakhite, mackinawite and valleriite.  Sulfide minerals occur mainly as blebs interstitial with plagioclase, olivine and augite grains, but also occur within plagioclase and augite grains, as intergrowths with silicates, or as fine veinlets.  The percentage of sulfides average less than 1%, varying from trace to about 5%.  Precious metals are associated with the sulfides.
The NorthMet deposit has been identified over a length of approximately 2.5 miles and has been found to a depth of more than 2,600 feet.  It is covered by a thin layer of glacial till but otherwise reaches to the surface at the northern edge.

Development Plans

The DFS was prepared in 2006 by Bateman and contemplated the development of a new open pit mine, using existing rail infrastructure to transport ore from the mine site to the existing Erie Plant facilities to crush and mill the rock.  The finely ground material would then pass to a new flotation circuit with waste material sent to existing tailing storage facilities.  The 2006 plan contemplated a hydrometallurgical plant to recover value-added metals from the concentrate.

From 2008 to 2013, PolyMet incorporated numerous project improvements that were reflected in the draft and supplemental draft EIS’s published in 2009 and 2013 respectively.  The changes included Phase I production of separate copper and nickel concentrates with Phase II installation of an autoclave to upgrade the nickel concentrate as well as numerous modifications that will result in reduced environmental impacts, including: reductions in sulfur dioxide, mercury and greenhouse gas emissions at the plant site, capture of groundwater and surface seepage with the construction of an in ground containment system to the north and west of the existing tailings basin, and treatment of all contact water discharged from the NorthMet Project.

PolyMet plans to complete a Definitive Cost Estimate and Project Update prior to commencement of construction.  The Project Update will incorporate numerous process and project improvements, environmental controls described in the Final EIS.  The Project Update will also include detailed capital and operating costs reflecting the advanced stage of engineering and design and will be filed as a NI 43-101 Technical Report.

Saleable Products
 During Phase I, PolyMet plans to sell a copper concentrate and a nickel bulk concentrate.

In October 2008, PolyMet entered into an agreement with Glencore whereby Glencore will purchase concentrates, metals, or intermediate products at prevailing market terms at the time of delivery for at least the first 5 years of production.

Capital Costs
The 2008 DFS Update set out total capital cost of $601.9 million, reflecting both cost inflation and design scope changes since the DFS to that date, including facilities needed to ship concentrate during the construction and commissioning of Phase II.  Further simplification of the metallurgical process reported in 2011 eliminated the planned copper solvent-extraction/electro-winning circuit.

5.	Risk Factors

The following are major risk factors management has identified which relate to the Company’s business activities. Such risk factors could materially affect the Company's future financial results, and could cause events to differ materially from those described in forward-looking statements relating to the Company.  Although the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Company's business and operations. Other specific risk factors are discussed elsewhere in this AIF, as well as in the Company’s consolidated financial statements (under the headings “Description of Business and Nature of Operations”, “Significant Accounting Policies” and “Financial Instruments” and elsewhere within that document) and in management’s discussion and analysis (under the headings “Critical Accounting Estimates” and “Risk Factors” and elsewhere within that document) for its most recently completed fiscal year ended January 31, 2017, and its other disclosure documents, all as filed on SEDAR and EDGAR.

Dependence on a single mineral project.

The NorthMet Project accounts for all of the mineral resources and mineral reserves and exclusively represents the current potential for the future generation of revenue. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate and few properties that are explored are ultimately developed into producing mines. Any adverse development affecting the NorthMet Project may have a material adverse effect on PolyMet’s business, prospects, financial position, results of operations and cash flows.

The Company may experience delays, higher than expected costs, difficulties in obtaining environmental permits and other obstacles when implementing the development plans.
PolyMet is investing heavily in various facets of the NorthMet Project, which is subject to a number of risks that may make it less successful than anticipated, including:
•	delays in the issuance of permits;
•	delays or higher than expected costs in obtaining the necessary equipment or services to build and operate the Project; and
•	adverse mining conditions may delay and hamper PolyMet’s ability to produce the expected quantities of minerals.

Future activities could be subject to environmental laws and regulations, which may have a materially adverse effect on future operations, in which case operations could be suspended or terminated.

PolyMet, like other companies doing business in Canada and the United States, is subject to a variety of federal, provincial, state and local statutes, rules and regulations designed to, among other things:
•	protect the environment, including the quality of the air and water in the vicinity of exploration, development, and mining operations;
•	remediate the environmental impacts of those exploration, development, and mining operations;
•	protect and preserve wetlands and endangered species; and
•	mitigate negative impacts on certain archaeological and cultural sites.

Compliance with statutory environmental quality requirements described above may require significant capital outlays, impacting the Company’s earning power, or cause material changes in its intended activities. Environmental standards imposed by federal, state, or local governments may be changed or become more stringent in the future, which could materially and adversely affect proposed activities.

Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of prior and current operations. These lawsuits could lead to the imposition of substantial fines, remediation costs, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in the Company’s operations.  PolyMet cannot assure that any such law, regulation, enforcement or private claim would not have a material adverse effect on its financial condition, results of operations or cash flows.
Land reclamation requirements for the NorthMet Project may be burdensome.

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long-term effects of land disturbance.  In order to carry out reclamation obligations imposed on the Company in connection with exploration, potential development and production activities, PolyMet must allocate financial resources that might otherwise be spent on further exploration and development programs. In addition, regulatory changes could increase the Company’s obligations to perform reclamation and mine closing activities.  If PolyMet is required to carry out unanticipated reclamation work, the Company’s financial position could be adversely affected.

PolyMet is subject to significant governmental regulations and related costs and delays may negatively affect business.

Mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards and occupational health and safety laws and regulations, including mine safety, toxic substances and other matters. The costs associated with compliance with such laws and regulations are substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of operations and delays in the development of new properties.

PolyMet is required to obtain various governmental permits to conduct exploration, development, construction and mining activities at its properties. Obtaining the necessary governmental permits is often a complex and time-consuming process involving numerous United States or Canadian federal, provincial, state, and local agencies. The duration and success of each permitting effort is contingent upon many variables not within the Company’s control. In the context of obtaining permits or approvals, PolyMet must comply with known standards, existing laws, and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits or the adoption of more stringent permitting requirements could have a material adverse effect on business, operations, and properties and the Company may be unable to proceed with exploration and development programs.

Federal legislation and implementing regulations adopted and administered by the United States Environmental Protection Agency, Army Corp of Engineers, Forest Service, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, and legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act, have a direct bearing on exploration, development and mining operations United States. Due to the uncertainties inherent in the permitting process, the Company cannot be certain that it will be able to obtain required approvals for proposed activities at any of the Company’s properties in a timely manner, or that PolyMet’s proposed activities will be allowed at all.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, which may require corrective measures including capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may be subject to civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such penalties, fines, sanctions or shutdowns could have a material adverse effect on business and results of operations.

Because the price of metals fluctuate, if the prices of metals in PolyMet’s ore body decrease below a specified level, it may no longer be profitable to develop the NorthMet Project for those metals and PolyMet will cease operations.
Prices of metals are determined by some of the following factors:
•	global and regional supply and demand;
•	political and economic conditions and production costs in major metal producing regions;
•	the strength of the United States dollar; and
•	expectations for inflation.

The aggregate effect of these factors on metals prices is impossible for the Company to predict. In addition, the prices of metals are sometimes subject to rapid short-term and/or prolonged changes because of speculative activities. The current demand for and supply of various metals affect the prices of copper, nickel, cobalt, platinum, palladium and gold, but not necessarily in the same manner as current supply and demand affect the prices of other commodities.  The supply of these metals primarily consists of new production from mining.   If the prices of copper, nickel, cobalt, platinum, palladium and gold are, for a substantial period, below foreseeable costs of production, PolyMet could cease operations.
PolyMet is dependent on its key personnel.

Company success depends on key members of management.  The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.  PolyMet’s ability to manage exploration and development activities, and hence success, will depend in large part on the efforts of these individuals.  PolyMet faces intense competition for qualified personnel, and cannot be certain that it will be able to attract and retain such personnel.

In addition, PolyMet anticipates that if the NorthMet Project goes into production, PolyMet will experience significant growth in operations. PolyMet expects this growth to create new positions and responsibilities for management and technical personnel and to increase demands on operating and financial systems. There can be no assurance that PolyMet will successfully meet these demands and effectively attract and retain additional qualified personnel to manage anticipated growth. The failure to attract such qualified personnel to manage growth would have a material adverse effect on business, financial position, results of operations and cash flows.

The Company may not be able to raise the funds necessary to develop the NorthMet Project.   If PolyMet is unable to raise such additional funds, the Company will have to suspend or cease operations.
PolyMet will need to seek additional financing to complete the development and construction of the NorthMet Project.  Sources of such external financing may include future equity and debt offerings, advance payments by potential customers to secure long-term supply contracts, grants and low-cost debt from certain state financial institutions, and commercial debt secured by the NorthMet Project.  If the Company cannot raise the money necessary to continue to explore and develop NorthMet, PolyMet will have to suspend or cease operations.
PolyMet’s metals exploration and development efforts are highly speculative in nature and may be unsuccessful.

As a development stage company, PolyMet’s work is speculative and involves unique and greater risks than are generally associated with other businesses.

The development of mineral deposits involves uncertainties, which careful evaluation, experience, and knowledge cannot eliminate.   Few properties explored are ultimately developed into producing mines. It is impossible to ensure that the current development program the Company has planned will result in a profitable commercial mining operation.

PolyMet is subject to all the risks inherent to the mining industry, which may have an adverse affect on business operations.

PolyMet is subject to all of the risks inherent in the mining industry, including, without limitation, the following:
•
Success in discovering and developing commercially viable quantities of minerals is the result of a number of factors, including the quality of management, the interpretation of geological data, the level of geological and technical expertise and the quality of land available for exploration;

•
Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air and water quality standards, pollution and other environmental protection controls, all of which are subject to change and are becoming more stringent and costly to comply with;

•
A large number of factors beyond PolyMet’s control, including fluctuations in metal prices and production costs, inflation, the proximity and liquidity of precious metals and energy fuels markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection, and other economic conditions, will affect the economic feasibility of mining;

•	Substantial expenditures are required to construct mining and processing facilities;
•	Title to mining properties may be subject to other claims; and
•
In the development stage of a mining operation, PolyMet’s mining activities could be subject to substantial operating risks and hazards, including metal bullion losses, environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit-wall failures, flooding, rock falls, periodic interruptions due to inclement weather conditions or other unfavorable operating conditions and other acts of God. Some of these risks and hazards are not insurable or may be subject to exclusion or limitation in any coverage which the Company obtains or may not be insured due to economic considerations.

Actual mineral reserves and mineral resources may not conform to the Company’s established estimates.

The figures for mineral reserves and mineral resources stated in this AIF are estimates and no assurances can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render reserves and mineral resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for the orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates.  Estimates of mineral resources are, to a large extent, based on the interpretation of geological data obtained from drill holes and other sampling techniques. This information is used to calculate estimates of the configuration of the mineral resource, expected recovery rates, anticipated environmental conditions and other factors. As a result, mineral resource estimates for the NorthMet Project may require adjustments or downward revisions based upon further exploration or development work or upon actual production experience, thereby adversely impacting the economics of the NorthMet Project. Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition.

There is no assurance that any of PolyMet’s mineral resources, not currently classified as mineral reserves, will ever be classified as mineral reserves under the disclosure standards of the SEC.

Item 4 of this AIF discusses mineral resources in accordance with NI 43-101.  Resources are classified as “measured resources”, “indicated resources” and “inferred resources” under NI 43-101.  However, U.S. investors are cautioned that the SEC does not recognize these resource classifications. There is no assurance that any of the Company’s mineral resources, not currently classified as mineral reserves, will be converted into mineral reserves under the disclosure standards of the SEC.

The Company has had no production history and does not know if it will generate revenues in the future.

While the Company was incorporated in 1981, it has no history of producing minerals. The Company has not developed or operated any mines and has no operating history upon which an evaluation of future success or failure can be made. PolyMet currently has no mining operations of any kind.  The Company’s ability to achieve and maintain profitable mining operations is dependent upon a number of factors, including its ability to successfully build and operate mines, processing plants and related infrastructure.  PolyMet may not successfully establish mining operations or profitably produce metals at any of its properties.  As such, the Company does not know if it will ever generate revenues.

PolyMet has a history of losses, which it expects will continue for the future. If the Company does not begin to generate revenues, it may either have to suspend or cease operations.

As a development stage company with no holdings in any producing mines, PolyMet continues to incur losses and expect to incur losses in the future. As at January 31, 2017, the Company had an accumulated deficit of $122.4 million. PolyMet may not be able to achieve or sustain profitability in the future. If the Company does not begin to generate revenues, it may either have to suspend or cease operations.
PolyMet has prepared its consolidated financial statements on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.
PolyMet currently has negative cash flows from operating activities and cannot predict if or when it will operate profitably to generate positive cash flows. The Company has taken steps to fund operations through the issuance of equity and debt.  The Company plans to meet its financial obligations to the point at which all regulatory approvals for the NorthMet Project have been obtained and which will allow the Company to raise capital to construct the mine and commence commercial production.
Since September 2006, the Company has raised approximately $207 million in equity, $80 million of initial principal debt secured by the Company’s assets of which $25 million may be exchangeable into equity upon receipt of permits necessary to build and operate the NorthMet Project.  The Company also borrowed and repaid the IRRRB $4 million principal plus accrued interest secured by land acquired with proceeds from the loan.
PolyMet will need to raise sufficient funds to meet its current obligations as well as fund ongoing development, capital expenditures and administration expenses, in accordance with Company spending plans for the next year. While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so again in the future.  Factors that could affect the availability of financing include the state of debt and equity markets, investor perceptions and expectations, and the metals markets.

The Company may not have adequate, if any, insurance coverage for some business risks that could lead to economically harmful consequences to PolyMet.
The Company's businesses is generally subject to a number of risks and hazards, including:
•	industrial accidents;
•	railroad accidents;
•	labor disputes;
•	environmental hazards;
•	electricity stoppages;
•	equipment failures; and
•	severe weather and other natural phenomena.

These occurrences could result in damage to, or destruction of, mineral properties, production facilities, transportation facilities, or equipment. They could also result in personal injury or death, environmental damage, waste of resources or intermediate products, delays or interruption in mining, production or transportation activities, monetary losses and possible legal liability. The insurance the Company maintains against risks that are typical in the business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental pollution or certain hazards or interruption of certain business activities) may not be available at a reasonable cost or at all. As a result, accidents or other negative developments involving mining, production or transportation facilities could have a material adverse effect on operations.

PolyMet may be subject to future litigation and regulatory proceedings which may have an adverse effect on business operations.

PolyMet may be subject to civil claims (including class action claims) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. While the Company is presently unable to quantify its potential liability under any of the above, such liability may be material to the Company and may have a material adverse effect on its ability to continue in operation.

In addition, the Company may be subject to actions or related investigations by governmental or regulatory authorities. Such actions may include civil or criminal prosecution for breach of relevant statues, regulations or rules or failure to comply with the terms of PolyMet’s licenses and permits and may result in liability for pollution, other fines or penalties, revocation of consents, permits, approvals or licenses or similar action, which could be material and may affect the Company's results of operations. Exposures to fines and penalties generally are uninsurable as a matter of public policy.

The mining industry is an intensely competitive industry, and the Company may have difficulty effectively competing with other mining companies in the future.
The Company faces intense competition from other mining and producing companies.  In recent years, the mining industry has experienced significant consolidation among some of the Company’s competitors.  PolyMet cannot assure you that the result of current or further consolidation in the industry will not adversely affect the Company.

In addition, because mines have limited lives PolyMet must periodically seek to replace and expand its reserves by acquiring new properties. Significant competition exists to acquire properties producing, or capable of producing, copper, nickel and other metals.

If PolyMet is unable to successfully manage these risks, its growth prospects and profitability may suffer.

The Company is dependent on information technology and its systems and infrastructure face certain risks, including cyber security risks and data leakage risks.

PolyMet utilizes a variety of information technology systems and infrastructure. Any significant breakdown, invasion, destruction or interruption of these systems by employees, others with authorized access to the systems, or unauthorized persons could negatively impact operations. There is also a risk that the Company could experience a business interruption, theft of information, or reputational damage as a result of a cyber-attack, such as a data leakage of confidential information either internally or by third-party providers. While the Company has invested in the protection of its data and information technology to reduce these risks and periodically test the security of its information systems network, there can be no assurance that these efforts will prevent breakdowns or breaches in PolyMet’s systems that could adversely affect the business.

PolyMet may be subject to risks relating to the global economy.

Market events and conditions in recent years, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions could impede the Company’s access to capital or increase the cost of capital. These disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, including PolyMet.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining capital and financing for operations.

RISKS RELATED TO THE OWNERSHIP OF POLYMET COMMON SHARES
PolyMet may experience volatility in its share price.
PolyMet’s common shares are listed for trading on the TSX and on the NYSE MKT.  Shareholders may be unable to sell significant quantities of the common shares into the public trading markets without a significant reduction in the price of the Company’s shares, if at all. The market price of the common shares may be affected significantly by factors such as changes in operating results, the availability of funds, fluctuations in the price of metals, the interest of investors, traders and others in development stage public companies such as PolyMet and general market conditions. In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly development companies similar to PolyMet, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values, or the future prospects of such companies.  There can be no assurance that future fluctuations in the price of PolyMet’s shares will not occur.

A large number of shares will be eligible for future sale and may depress PolyMet’s share price.
Shares that are eligible for future sale may have an adverse effect on the price of the Company’s common shares.  As at January 31, 2017 there were 318,545,519 common shares outstanding.  The average trading volume for the three months prior to January 31, 2017 was approximately 23,100 shares per day on the TSX and 248,500 shares per day on the NYSE MKT.  Sales of substantial amounts of the Company’s common shares, or a perception that such sales could occur, and the existence of options or warrants to purchase common shares and debt convertible into common shares at prices that may be below the then current market price of the common shares, could adversely affect the market price of common shares and could impair the Company’s ability to raise capital through the sale of equity securities.

Ownership interest, voting power and the market price of common shares may decrease because the Company has issued, and may continue to issue, a substantial number of securities convertible or exercisable into common shares.
PolyMet has issued common shares, options, restricted shares, restricted share units, convertible debt and warrants to purchase its common shares to satisfy its obligations and fund operations.  Since the Company currently does not have a source of revenue, it will likely issue additional common shares, options, warrants, preferred shares or other securities exercisable for or convertible into common shares to raise money for continued operations or as non-cash incentives to the Company’s directors, officers, and key employees.  If conversions of warrants and/or options into common shares or additional sales of equity occur, ownership interest and voting power in PolyMet will be diluted and the market price of common shares may decrease.

Under the Company’s 2007 Omnibus Share Compensation Plan, as amended and restated (“Omnibus Plan”), the aggregate number of share options, restricted shares, restricted share units, and other share-based awards is restricted to 10% of the issued and outstanding common shares on the grant date, excluding 2,500,000 common shares pursuant to an exemption approved by the Toronto Stock Exchange.

Because PolyMet believes that it will be classified as a passive foreign investment company, or “PFIC”, United States holders of common shares may be subject to United States federal income tax consequences that are worse than those that would apply if PolyMet were not a PFIC.
Because PolyMet believes that it will be classified as a PFIC, United States holders of common shares may be subject to United States federal income tax consequences that are worse than those that would apply if the Company were not a PFIC, such as ordinary income treatment plus a charge in lieu of interest upon a sale or disposition of common shares even if the shares were held as a capital asset.

6.	Dividends

Since its incorporation, PolyMet has not declared or paid, and has no present intention to declare or to pay, any cash dividends with respect to its common shares.  Earnings will be retained to finance further growth and development of the Company’s business. However, if the board of directors were to declare a dividend, all common shares would participate equally.

7.	Capital Structure

The Company’s authorized capital consists of an unlimited number of common shares, without par value of which 318,545,519 common shares were issued and outstanding as fully paid and non-assessable as of January 31, 2017.

Shareholders are entitled to one vote per Common Share at all meetings of Shareholders except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.  The holders of Common Shares are entitled to receive dividends as and when declared by the Board, and to receive a pro rata share of the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The Common Shares carry no pre-emptive, redemption, purchase or conversion rights. Pursuant to the terms of prior financings, Glencore has certain anti-dilution rights that permit it to acquire additional securities so as to maintain its proportional equity interest in the Company. Neither the Business Corporations Act (British Columbia) (“BCBCA”) nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Company. The BCBCA provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy holders of the common shares.

8.	Market for Securities

PolyMet’s common shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “POM”, and on the NYSE-MKT Equities Exchange (the “NYSE MKT”) under the symbol “PLM”. The following table sets forth the market price range and trading volumes of the Company’s common shares on each of the TSX and NYSE MKT for the periods indicated.

	TSX			NYSE MKT
Month	High (C$)	Low (C$)	Volume	High (US$)	Low (US$)	Volume
February 2016	1.24	1.10	158,700	0.89	0.80	2,551,900
March 2016	1.52	1.05	884,700	1.13	0.80	9,660,000
April 2016	1.25	1.10	252,400	0.98	0.84	2,988,000
May 2016	1.11	1.04	320,800	0.88	0.79	2,173,600
June 2016	1.08	0.99	219,100	0.84	0.76	2,106,300
July 2016	1.01	0.96	326,800	0.79	0.75	2,113,800
August 2016	1.35	0.98	997,000	1.01	0.74	5,902,300
September 2016	1.15	1.05	364,100	0.90	0.80	2,636,100
October 2016	1.10	0.97	263,000	0.83	0.74	3,768,900
November 2016	1.22	0.98	581,200	0.90	0.74	4,689,500
December 2016	1.14	1.00	431,400	0.87	0.74	5,167,500
January 2017	1.19	1.02	443,000	0.94	0.75	5,553,100

9.	Securities Not Listed or Quoted

The only classes of securities of the Company that are not listed or quoted on a marketplace are stock options, restricted shares units (“RSU”), and share purchase warrants.

The following stock options were issued during the year ended January 31, 2017:

Date of Issuance	Number of Stock Options Issued	Exercise Price (US$)
February 1, 2016	2,577,000	0.76
July 14, 2016	250,000	0.76
January 5, 2017	2,675,000	0.75

The following RSU were issued during the year ended January 31, 2017:

Date of Issuance	Number of Restricted Share Units Issued	Exercise Price (US$)
February 1, 2016	1,226,521	N/A
January 5, 2017	1,076,718	N/A

The following share purchase warrants were issued during the year ended January 31, 2017:

Date of Issuance	Number of Share Purchase Warrants Issued	Exercise Price (U$)
October 18, 2016	13,641,586	1.00
October 28, 2016	7,680,626	1.00

As at January 31, 2017, the Company had the following outstanding securities held in escrow:

Designation of Class	Number of Securities held in Escrow	Percentage of Class
Common shares (1)	236,000	0.01%
(1)
Common shares are held by Farris, Vaughan, Wills & Murphy LLP and were issued as restricted shares to certain United States employees.  Contractual restrictions on transfer ends on receipt of permits to commence construction (118,000 common shares) and commencement of commercial production (118,000 common shares).

10.	Directors and Officers

Name, Occupation and Security Holding

The name, province or state, country of residence, position or office held with the Company and principal occupation during the past five years of each director and executive officer of the Company as at January 31, 2017 and as at the date hereof are described as follows:

Name & Residence	Position(s) with the Company	Principal Occupation during past five years	Director since
Jonathan Cherry (4,5,6) Minnesota, United States	Director, President & Chief Executive Officer	Same	July 16, 2012
Matthew Daley (4,6) Ontario, Canada	Director	Project Manager for Australia, Asia and American Copper Assets, Glencore	July 9, 2014
David Dreisinger (2,3,4,6) British Columbia, Canada	Director	Professor and Chairholder of the Industrial Research and Chair in Hydrometallurgy, University British Columbia	October 3, 2003
W. Ian L. Forrest (1,2,3,5,7) Vaud, Switzerland	Director, Chairman	Chartered Accountant	October 3, 2003
Helen Harper (2,4,6) Ontario, Canada	Director	Asset Manager for North America Copper Operations, Glencore	July 13, 2016
Alan R. Hodnik (1,3,4,5,7) Minnesota, United States	Director	Chairman, President and Chief Executive Officer, Allete Inc.	March 9, 2011
Stephen Rowland (3, 6) Connecticut, United States	Director	Executive, Glencore	October 30, 2008
Michael M. Sill (1,2,4,5,7) Minnesota, United States	Director	Chief Executive Officer, Road Machinery & Supplies Co.	March 9, 2011
Douglas Newby New York, United States	Chief Financial Officer	Same	N/A
Bradley Moore Minnesota, United States	Executive Vice President, Environmental & Governmental Affairs	Same	N/A

Notes:	(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee. Helen Harper is a non-voting participant.
(3)	Member of the Nominating and Corporate Governance Committee. Stephen Rowland is a non-voting participant.
(4)	Member of the Health, Safety, Environment and Communities Committee.
(5)	Member of the Capital Finance Committee.
(6)	Member of the Technical Steering Committee.
(7)	Member of the Business Development and Risk Committee.

As at the date of this AIF, PolyMet’s directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 5,473,574 Common Shares, representing 1.7 percent of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Company’s directors and executive officers as a group is based upon information furnished by the directors and executive officers.

Each Director serves until the next annual general meeting of shareholders or until his/her successor is duly elected, unless his/her office is vacated in accordance with the Articles of Incorporation.  Vacancies on the Board of Directors are filled by election from nominees chosen by the remaining Directors and the persons filling those vacancies will hold office until the next annual general meeting of shareholders, at which time they may be re-elected or replaced.

Indebtedness

No director or executive officer, nor any of their respective associates or affiliates is or has been at any time since the beginning of the last completed fiscal year indebted to PolyMet.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of PolyMet’s management and as of the date of this AIF, except for Mr. Forrest’s directorships as noted below, no directors: (i) are, at the date hereof, or have been, during the 10 years prior to the date hereof, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold assets of the director; or (ii) have, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the director. Viatrade plc, an investment company of which Mr. Forrest was a director, went into administration in August 2009.  Georex SA, an oil services company of which Mr. Forrest was a director, is in the process of filing for administration in France on account of its business model no longer being sustainable.  Poros SAS, an associated company of Georex SA of which Mr. Forrest was also a director, has ceased to be active since France banned oil shale fracking.

Conflicts of Interest

Directors and officers may become in a position of conflict.  Directors and officers must disclose the nature and extent of the conflict and abstain from voting on the approval of the proposed contract or transaction, unless all of the directors have a disclosable interest, in which case the director may vote on such resolution and may be liable to account to the Company for any profit that accrued under such transaction.  To the knowledge of PolyMet’s management and as of the date of this AIF, there are no known existing conflicts of interest between the Company and any of PolyMet’s directors or officers as a result of such individual’s outside business interests.

11.	Legal Proceedings and Regulatory Actions

To the knowledge of Company’s management, there are no material legal proceedings or regulatory actions outstanding to which PolyMet is a party, or to which any of its property is subject to and no such proceedings or regulatory actions are known to the Company to be threatened or pending, as of the date hereof, with the exception of challenges to the USFS ROD as discussed in Item 4 above.

12.	Interest of Management and Other Material Transactions

Other than as disclosed in this AIF, PolyMet is not aware of any material interest, direct or indirect, involving any director or executive officer or any shareholder who holds more than 10% of the outstanding voting securities, or any associate or affiliate of any of the foregoing, which has been entered into since the commencement of the last completed fiscal year or in any proposed transaction which, in either case, has materially affected or will materially affect PolyMet or any of PolyMet’s subsidiaries.

13.	Transfer Agent and Registrar

The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada.

14.	Material Contracts

The following is a summary of each material contract to which the Company is a party, other than contracts entered into in the ordinary course of business, for the last fiscal year or before the last fiscal year that is still in effect.

•	Acquisition of the mine site lease, see Item 4 for a complete description;

•	Acquisition of the Erie Plant and associated infrastructure acquired in the Asset Purchase Agreements I and II, see Item 4 for a complete description; and

•	Financing agreements entered into with Glencore, see below for a complete description.

Since October 2008, the Company and Glencore have entered into a series of financing and other agreements comprising:

•
Equity – five separate agreements comprising $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches; a $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches; a $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche; a $20.960 million purchase of PolyMet common shares in the 2013 Rights Offering; and a $10.583 million purchase of PolyMet common shares in the 2016 Private Placement;

•	Convertible debt (“Glencore Convertible Debt”) – agreement comprising $25.0 million initial principal secured convertible debentures drawn in four tranches;

•
Non-convertible debt (“Glencore Non-Convertible Debt”) – three separate agreements comprising $30.0 million initial principal secured debentures in calendar 2015 drawn in four tranches; an $11.0 million initial principal secured debenture in calendar 2016 drawn in one tranche; and a $14.0 million initial principal secured debenture in calendar 2016 drawn in four tranches;

•
Marketing Agreement whereby Glencore committed to purchase all of the Company’s production of concentrates, metal, or intermediate products on market terms at the time of delivery for at least the first five years of production; and

•
Corporate Governance Agreement whereby from January 1, 2014 as long as Glencore holds 10% or more of PolyMet's shares (on a fully diluted basis), Glencore has the right, but not obligation, to nominate at least one director and not more than the number of directors proportionate to Glencore's fully diluted ownership of PolyMet, rounded down to the nearest whole number, such number to not exceed 49% of the total board.

As a result of these financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's ownership and ownership rights of PolyMet as at January 31, 2017 comprises:

•	92,836,072 shares representing 29.1% of PolyMet's issued shares;

•
Glencore Convertible Debt exchangeable through the exercise of an exchange warrant (“Exchange Warrant”) at $1.2696 per share into 33,265,768 common shares of PolyMet (including capitalized and accrued interest as at January 31, 2017) until the earlier of March 31, 2018, availability of $100 million of debt or equity financing, or an earlier date on which PolyMet can demonstrate that it is prudent to repay the debentures, subject to ten days notice during which time Glencore can elect to exercise the Exchange Warrant, and where the exercise price and the number of shares issuable are subject to conventional anti-dilution provisions;

•
Warrants to purchase 6,458,001 common shares at $0.8231 per share at any time until December 31, 2017, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet common shares is equal to or greater than 150% of the exercise price and PolyMet has received permits and construction finance is available (“Exercise Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions;

•
Warrants to purchase 7,055,626 common shares at $1.00 per share at any time until October 28, 2021, subject to acceleration on the earlier of receipt of permits necessary to construct NorthMet or the 12 month anniversary of the issue date provided the 20-day VWAP of PolyMet common shares is equal to or greater than $1.50 (“Acceleration Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions; and

•
Warrants to purchase 625,000 common shares at $0.7797 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 140,240,467 common shares of PolyMet, representing 38.3% on a partially diluted basis, that is, if no other options or warrants were exercised or 34.8% on a fully diluted basis, if all other options and warrants were exercised, whether they are in-the-money or not.

15.	Interest of Experts

PricewaterhouseCoopers LLP has served as PolyMet’s auditor since April 2006 and is located at 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7.  PricewaterhouseCoopers LLP is independent within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and PCAOB Rule 3520, Auditor Independence.

PolyMet has relied on the work of the qualified persons listed in the section of this AIF titled “Introductory Notes - Qualified Person Under NI 43-101” in connection with the scientific and technical information presented in this AIF in respect of its mineral property, NorthMet, which is based upon the NI 43-101 Technical Report filed on SEDAR and EDGAR.

Except for David Dreisinger, who is a director of the Company, and William Murray, who was a former director of the Company, none of the qualified persons listed in the section of this AIF titled “Introductory Notes - Qualified Person Under NI 43-101”, nor any of the companies listed therein that employ those individuals, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company in connection with the preparation of reports relating to the Company’s mineral properties. As of the date hereof, the aforementioned persons and companies beneficially own, directly or indirectly, less than 1% of the Company’s outstanding securities of any class and less than 1% of the outstanding securities of any class of PolyMet’s associates or affiliates.

16.	Controls and Procedures

A.  Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian and United States securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, including providing reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure. Management, including the CEO and CFO, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a‑15(e) and 15d-15(e) of the US Exchange Act and the rules of the Canadian Securities Administrators (the “CSA”). Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective as at January 31, 2017.

There have been no adverse changes in the Company’s disclosure controls and procedures during the year ended January 31, 2017 and they continue to remain effective.

B.  Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a‑15(f) and 15d‑15(f) of the U.S. Exchange Act and National Instrument 52‑109 Certification of Disclosure in Issuer’s Annual and Interim filings. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management concluded the Company’s internal control over financial reporting was effective as at January 31, 2017.

C.  Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as at January 31, 2017 has been audited by PricewaterhouseCoopers LLP, the Company's independent auditors, and their opinion is included with the Company’s annual consolidated financial statements.

D.  Changes in Internal Controls

There have been no changes in the Company’s internal control over financial reporting during the period covered by this AIF that have materially affected, or is reasonably likely to material affect, the Company’s internal control over financial reporting.

17.	Audit Committee

PolyMet is subject to National Instrument 52-110 - Audit Committees, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees and defines the meaning of independence with respect to directors. These reflect current regulatory guidelines of the CSA as well as certain U.S. initiatives under the Sarbanes-Oxley Act of 2002 and adopted corporate governance rules of the NYSE and NASDAQ National Market.  A copy of the Company’s Audit Committee’s charter is attached as Schedule A to this AIF.

The Audit Committee consists of Michael M. Sill (Chair), Dr. David Dreisinger and W. Ian L. Forrest, all of whom are independent directors.

Michael M. Sill has served as a member of PolyMet’s board of directors since March 2011. He serves as the Chair on the Audit committee and also serves on the Capital Finance, Compensation and Health, Safety, Environment and Communities committees.  Since 1994, Mr. Sill has served as President and CEO of Road Machinery & Supplies Co., a distributor of construction, mining and forestry equipment.  Educated at Dartmouth College and J.L. Kellogg Graduate School of Management, Mr. Sill started his career as a financial analyst and commercial lending officer with The Northern Trust Company.  He serves on the board of Reviva Corporation and Dunwoody College of Technology, and has previously served on the Twin Cities Regional Board of US Bank and numerous industry association boards.

Dr. David Dreisinger has served as a member of PolyMet’s board of directors since October 2003.  He serves as the Chair of the Technical Steering committee and also serves on the Health, Safety, Environment and Communities, Audit, Business Development and Risk Management, and on the Nominating and Corporate Governance committees.  Since 1988, Dr. Dreisinger has been a member of the faculty at the University of British Columbia in the Department of Materials Engineering and is currently Professor and Chairholder of the Industrial Research and Chair in Hydrometallurgy.  He has published over 250 papers and has been extensively involved as a process consultant in industrial research programs with metallurgical companies. Dr. Dreisinger has participated in 19 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper recovery from sulfide ores, and the Sepon Copper Process for copper recovery from sulfidic-clayey ores.   Dr. Dreisinger serves as a director of Search Minerals, Inc. and as Vice President – Metallurgy for each of Camrova Resources Inc., Search Minerals Inc., and TriMetals Mining Inc.

W. Ian L. Forrest has served as a member of PolyMet’s board of directors since October 2003 and as its Chairman since July 2012.  Mr. Forrest previously served as Chairman of the board from May 2004 to February 2008 and Co-Chairman from January 2011 to July 2012.  He serves as the Chair on both the Business Development and Risk Management and the Nominating and Corporate Governance committees and also serves on the Audit, Compensation and Capital Finance committees. Mr. Forrest played an important role in the Company’s revival in 2003.  Mr. Forrest is a member of the Institute of Chartered Accountants of Scotland.  Mr. Forrest has more than 40 years of experience with public companies in the resource sector.  His experience encompasses the areas of promotion, financing, exploration, production and company management.  He has also participated in several notable projects including Gulfstream's North Dome gas discovery, Qatar, Reunion Mining's Scorpion zinc, Namibia, which was subsequently developed by Anglo American, and Ocean Diamond Mining, which pioneered the independent diamond dredging industry off the west coast of southern Africa.  He also served as a director of Tanager Energy Inc. (formerly MGold Resources Inc.) until October 2011 and Belmore Resources (Holdings) plc until July 2011 when it was acquired by Lundin Mining Ltd.  Mr. Forrest was a director of Viatrade plc, Georex SA, and Poros SAS.  See further discussion surrounding these directorships in Item 10 above.

The Company's Board of Directors determined that there is at least one audit committee financial expert, serving on its audit committee, namely, W. Ian L. Forrest, who is a member of the Institute of Chartered Accountants of Scotland.   Mr. Forrest is independent as such term is defined by the listing standards of the TSX and NYSE MKT. All other members of the Audit Committee are also independent as defined by the listing standards of the TSX and NYSE MKT.

The Audit Committee oversees the Company’s auditing procedures, receives and accepts the reports of the Company’s external auditors, oversees the internal systems of accounting and management controls, and makes recommendations to the Board of Directors as to the selection and appointment of the Company’s external auditors.

The Audit Committee meets four times a year, at a minimum, and has access to all officers, management and employees of the Company and may engage advisors or counsel as deemed necessary to perform its duties and responsibilities as a committee.

Pre-Approval Policies and Procedures

All fees paid to the external auditors, PricewaterhouseCoopers LLP, were pre-approved by the Audit Committee.  This pre-approval involved a submission by the auditors to the Audit Committee of a scope of work to complete the audit and prepare tax returns, an estimate of the time involved, and a proposal for the fees to be charged for the audit.  The Audit Committee reviewed this proposal with management and after discussion with the auditors, pre-approved the scope of work and fees.

External Auditor Service Fees

The following outlines the expenditures for accounting fees billed and paid for the last two fiscal periods ended:

Fiscal Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
January 31, 2017	CDN $199,000	CDN $54,000	CDN $21,060	CDN $Nil
January 31, 2016	CDN $203,000	CDN $58,000	CDN $18,950	CDN $Nil

"Audit Fees" are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company's consolidated annual financial statements.

"Audit-Related Fees" are fees billed by PricewaterhouseCoopers LLP for services reasonably related to the performance of the audit or interim review and services associated with registration statements and prospectuses.

"Tax Fees" are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

18.	Additional Information

All documents referred to in this AIF are available for inspection at the Company’s registered and records office, listed below, during normal office hours.

Farris, Vaughan, Wills & Murphy LLP
2500 - 700 W Georgia St
Vancouver BC
Canada V7Y 1B3

In Canada, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Management Information Circular for the most recent annual meeting of security holders that involves the election of directors.  Additional information relating to PolyMet may be found on SEDAR at www.sedar.com and additional financial information is provided in the Company’s financial statements and MD&A for its most recently completed fiscal year.

PolyMet is subject to the informational requirements of the Exchange Act.  In accordance with these requirements, the Company will file reports and other information with the SEC.  These materials, including this AIF and its exhibits, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.   Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F. Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.  The reports, registration statements and other information can also be inspected on EDGAR available on the SEC’s website at www.sec.gov.

SCHEDULE “A”
AUDIT COMMITTEE CHARTER

1.    PURPOSE
The purpose of the Audit Committee (in this charter, the “Committee") is to oversee the accounting and financial reporting processes of PolyMet Mining Corp.  (the “Company”), the audits of the Company's financial statements, the qualifications of the public accounting firm engaged as the Company's independent auditor to prepare or issue an audit report on the financial statements of the Company and internal control over financial reporting, and the performance of the Company's internal audit function and independent auditor. The Committee reviews and assesses the qualitative aspects of the Company’s financial reporting to shareholders, the Company’s financial risk assessment and management, and the Company’s ethics and compliance programs. The Committee is directly responsible for the appointment (subject to shareholder ratification), compensation, retention, and oversight of the independent auditor. The Committee also reviews and assesses the Company’s processes to manage and control risk, except for risks assigned to other committees of the Board or retained by the Board.
2.    STRUCTURE AND OPERATIONS
The Committee shall be composed of not less than three (3) directors.  Members of the Committee shall be independent and each shall be “financially literate” and will be appointed or reappointed at the meeting of the Board, immediately following the annual general meeting of the shareholders of the Company (the “AGM”), and in the normal course of business will serve a minimum of three (3) years. At least one member of the Committee shall in the judgment of the Board be an "audit committee financial expert" as defined by the rules and regulations of the Securities and Exchange Commission. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board may fill a vacancy that occurs in the Committee at any time. Generally, no member of the Committee may serve on more than three audit committees of publicly traded companies (including the Audit Committee of the Company) at the same time.
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
The Board or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the meeting of the Board immediately following the AGM, a chairman from among their number. The chairman shall not be a former officer of the Company and shall serve as a liaison between the Committee and members of the Company’s management team (“Management”).
Meetings of the Committee shall be held at least four times annually, provided that due notice is given and a quorum of a majority of the members is present. Where a meeting is not possible, resolutions in writing which are signed by all members of the Committee are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs, which the Company faces from time to time.
The Committee shall report to the Board on its activities after each of its meetings. In addition, it shall review and assess the adequacy of this charter annually and, where necessary, recommend changes to the Board for approval.  The Committee shall undertake and review with the Board an annual performance evaluation of the Committee.

3.    RESOURCES AND AUTHORITY
The Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to use internal personnel and to obtain advice and assistance from internal or external legal, accounting or other advisors and the funding for compensating any such external advisors. In addition, the Committee shall have sole authority to retain and terminate any such firms and to approve the fees and other retention terms related to the appointment such firms.
4.     RESPONSIBILITIES
The responsibilities of the Committee are:
1.
To assist the Board of Directors in fulfilling its fiduciary responsibilities’ relating to the Company's quality and integrity of accounting, auditing, and reporting practices and the integrity of the Company's internal accounting controls and management information systems;

2.	To review with the auditors, internal accountants and management of the Company:
a.
any audited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any audited financial statement contained in a prospectus, registration statement or other similar document, and

b.
the financial disclosure in each Annual Report and Management Discussion and Analysis of the Company which accompanies such audited financial statement and in each such filing, prospectus, registration statement or other similar document;

3.	To review with the internal accountants and management of the Company:
a.
any unaudited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any unaudited financial statement contained in a prospectus, registration statement, Quarterly Report or other similar document,

b.
the financial disclosure in each Quarterly Report and when applicable, Management Discussion and Analysis of the Company accompanying such unaudited financial statement and in each such filing, prospectus, registration statement or other similar document which accompanies such unaudited financial statement, and

c.
in connection with the Form 40-F of the Company, review (i) Management's disclosure to the Committee and the independent auditor under Section 302 of the Sarbanes-Oxley Act, including identified changes in internal control over financial reporting; and (ii) the contents of the Chief Executive Officer and the Chief Financial Officer certificates to be filed under Sections 302 and 906 of the Sarbanes-Oxley Act and the process conducted to support the certifications;

4.
To otherwise review as required and report to the Board of Directors with respect to the adequacy of internal accounting and audit procedures and the adequacy of the Company’s management information systems;

5.	To otherwise ensure that no restrictions are placed by Management on the scope of the auditors review and examination of the Company’s accounts;
6.	To appoint or replace the independent auditor and approve the terms on which the independent auditor is engaged for the ensuing fiscal year;
7.
At least annually, evaluate the independent auditor's qualifications, performance, and independence, including that of the lead partner. The evaluation will include obtaining a written report from the independent auditor describing the firm's internal quality control procedures; any material issues raised by the most recent Public Company Accounting Oversight Board inspection, internal quality control review, or PCAOB review, of the firm or by any inquiry or investigation by governmental or professional authorities within the past five years, concerning an independent audit or audits carried out by the firm, and any steps taken to deal with those issues; and all relationships between the independent auditor and the Company;

8.	Resolve any disagreements between Management and the independent auditor about financial reporting;
9.
Establish and oversee a policy designating permissible services that the independent auditor may perform for the Company, providing for preapproval of those services by the Committee subject to the de minimis exceptions permitted under applicable rules, and quarterly review of any services approved by the designated member under the policy and the firm's non-audit services and related fees;

10.
Ensure receipt from the independent auditor of a formal written statement delineating all relationships between the auditor and the Company, consistent with applicable requirements of the PCAOB regarding the independent auditor’s communications with the Committee concerning independence, actively engage in a dialogue with the auditor about any disclosed relationships or services that may impact the objectivity and independence of the auditor, and take appropriate action to oversee the independence of the independent auditor;

11.
Advise the Board about the Committee's determination whether the Committee consists of three or more members who are Financially Literate, including at least one member who has financial sophistication and is a financial expert;

12.
Inquire of Management and the independent auditor about significant risks or exposures, review the Company's policies for risk assessment and risk management, and assess the steps Management has taken to control such risk to the Company, except as to those risks for which oversight has been assigned to other committees of the Board or retained by the Board;

13.	Review with Management and the independent auditor:
a.	The Company's annual assessment of the effectiveness of its internal controls and the independent auditor's attestation,
b.	The adequacy of the Company's internal controls, including computerized information system controls and security,
c.	Any "material weakness" or "significant deficiency" in the design or operation of internal control over financial reporting, and any steps taken to resolve the issue, and
d.	Any related significant findings and recommendations of the independent auditor and internal audit together with Management's responses;
14.
Develop, review, and oversee procedures for (i) receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, and auditing matters and (ii) the confidential, anonymous submission of employee concerns regarding accounting or auditing matters;

15.
Review policies and procedures with respect to transactions between the Company and officers and directors, or affiliates of officers or directors, or transactions that are not a normal part of the Company’s business, and review and approve those related-party transactions that would be disclosed pursuant to SEC Regulation S-K, Item 404;

16.
Review with Management and the independent auditor at least annually the Company's critical accounting policies and significant judgments and estimates, including any significant changes in the Company's selection or application of accounting principles and the effect of regulatory and accounting initiatives on the financial statements of the Company;

17.	To ensure that the Company disseminates information concerning its financial position and results of operations to the public in a timely fashion;
18.	Complete an annual evaluation of the Committee’s performance;
19.
Include a copy of the Committee charter as an appendix to the proxy statement at least once every three years, or disclose annually in the proxy statement where the charter can be found on the Company's website;

20.
Set clear hiring policies for the Company's hiring of employees or former employees of the independent auditor who were engaged in the Company's account, and ensure the policies comply with any regulations applicable to the Company; and

21.	Review with Management the Company’s policies and processes for tax planning and compliance.

5.0                  COMMUNICATIONS
The independent auditor reports directly to the Committee. The Committee is expected to maintain free and open communication with the independent auditor, the internal auditors, and Management. This communication will include periodic private executive sessions with each of these parties.
6.0                  EDUCATION
The Company is responsible for providing new members with appropriate orientation briefings and educational opportunities, and the full Committee with educational resources related to accounting principles and procedures, current accounting topics pertinent to the Company, and other matters as may be requested by the Committee. The Company will assist the Committee in maintaining appropriate financial literacy.